UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-40145

Jowell Global Ltd.

2nd Floor, No. 285 Jiangpu Road

Yangpu District, Shanghai

China 200082

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 11, 2025, Jowell Global Ltd., a Cayman Islands company  (the “Company”) entered into a Termination Agreement (the “Termination Agreement”) with Jowell Holdings Ltd., a British Virgin Islands company (the “Purchaser”), effective on November 11, 2025.

Pursuant to the Termination Agreement, the parties agreed to terminate the Securities Purchase Agreement, which was originally entered into by and between the Company and the Purchaser on October 14, 2025. Pursuant to the Securities Purchase Agreement, the Company agreed to sell to the Purchaser in a private placement of 2,000,000 ordinary shares of the Company, par value $0.0016 per share, at a purchase price of $1.40 per share for an aggregate offering price of $2,800,000 (the “Private Placement”), as disclosed in the Form 6-K filed by the Company on October 20, 2025. The Private Placement has not been closed. Pursuant to the Termination Agreement, the parties agreed to terminate the Securities Purchase Agreement and waive all rights to notice of termination as may be otherwise provided under the Securities Purchase Agreement or applicable laws.

The foregoing description of the Termination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Termination Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

On November 14, 2025, the Company entered into a Promissory Note Purchase Agreement (“Agreement”) with Jowell Holdings Ltd. (the “Purchaser”), a company incorporated in British Virgin Islands and a major shareholder of the Company. Pursuant to the Agreement, the Company sold a Promissory Note to the Purchaser with a principal amount of $2,800,000 (the “Note”). The Note bears interest at the rate of 4% per annum, which is payable upon the maturity date of the Note. The Note will mature on the date that is thirty-six (36) months from the date that the purchase price of the Note is paid to the Company. The Note was sold to the Purchaser pursuant to an exemption from registration under Regulation S, promulgated under the Securities Act of 1933, as amended.

The foregoing description of the Agreement and Note does not purport to be complete and is qualified in its entirety by reference to the complete text of each such document, which are filed as exhibits 10.2 and 10.3 hereto and are incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
10.1	Termination Agreement by and between Jowell Global Ltd. and Jowell Holdings Ltd. dated November 11, 2025
10.2	Promissory Note Purchase Agreement by and between Jowell Global Ltd. and Jowell Holdings Ltd. dated November 14, 2025
10.3	Promissory Note

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Jowell Global Ltd.

Date: November 17, 2025	By:	/s/ Haiting Li
	Name:	Haiting Li
	Title:	Chief Executive Officer

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